497AD OFFERING NOTIFICATION
Dated: August 3, 2023

Filed pursuant to Rule 497(a)
Registration File No. 333-261782
Rule 482ad

The following offering notification is provided for your convenience and information. The information herein is qualified in its entirety by reference to the prospectus relating to the security. Capitalized terms used but not defined herein have the meanings ascribed to them in the prospectus.

Offering Notification – Trinity Capital Inc.

Issuer:	Trinity Capital Inc. ("Trinity") is an internally managed specialty lending company that provides debt, including loans and equipment financings, to growth stage companies, and has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended.
Ticker Symbol (Exchange):	TRIN (Nasdaq Global Select Market)
Type of Offering:	Follow-On Offering of Common Stock (Primary)
Expected Pricing:	August 3, 2023
Size of Company Offering:	$75.0 million
Use of Proceeds:	Trinity intends to use the net proceeds from this offering to pay down a portion of its existing indebtedness outstanding under its credit agreement, to make investments in accordance with its investment objective and investment strategy, and for general corporate purposes.
Option to Purchase Additional Shares:	15%
Lead Book-Running Managers:	UBS Investment Bank
	Morgan Stanley
	Keefe, Bruyette & Woods, *a Stifel Company*
	RBC Capital Markets
	Wells Fargo Securities
CUSIP / ISIN:	896442308 / US8964423086

The shares of common stock will be sold pursuant to an effective shelf registration statement on Form N-2 that has been filed with, and has been declared effective by, the Securities and Exchange Commission (SEC). Investors are advised to carefully consider the investment objectives, risks and charges and expenses of Trinity before investing. The preliminary prospectus, dated August 3, 2023, forming a part of the effective registration statement, contains this and other information about Trinity and should be read carefully before investing. The information in the registration statement, preliminary prospectus and herein is not complete and may be changed.

This communication will not constitute an offer to sell or the solicitation of an offer to buy the securities described above nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction. Offers of these securities are made only by means of the preliminary prospectus discussed above. The SEC has not approved or disapproved these securities or passed upon the adequacy of the preliminary prospectus. Any representation to the contrary is a criminal offense. Copies of the preliminary

prospectus may be obtained, when available, from: UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, or by emailing ol-prospectus-request@ubs.com; Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, New York, NY 10014; Keefe, Bruyette & Woods, Inc., Attn: Equity Capital Markets, 787 7th Avenue, 4th Floor, New York, NY 10019, telephone: (800) 966-1559 or by emailing USCapitalMarkets@kbw.com; RBC Capital Markets, LLC at 200 Vesey Street, 8th Floor, New York, New York, 10281, Attn: Prospectus Department, or by telephone at (877) 822-4089; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 30 Hudson Yards, New York, NY, 10001, telephone: (800) 326-5897 or by emailing cmclientsupport@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.